SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 3, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

March 3, 2004

Symbol – TSX: KGI

FIRST DRILL HOLE ON 24 LEVEL INTERSECTS NEW ZONE

OF 1.01 OUNCE S OF GOLD OVER 8.4 FEET

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce drilling results from the first hole drilled since 1985 on the 24 level at Shaft #2 shaft. The shaft, formerly used as egress, has been commissioned as a production shaft. Hole 24-158 has intersected 1.01 ounces of gold per ton (“opt”) over 2.0 feet (unknown true width (“TW”)) uncut (or 0.95 opt / 2.0 feet cut) in one zone and 3.59 ounces of gold over 1.0 feet (unknown TW) in a second zone. These results are 1400 feet west of any previous mining on the level (see figure 1). The intervening area has seen very limited drilling (2 holes).

Hole 24-158 is targeting an area identified by a consultant, Chris Pegg, former Exploration Manager of Ontario for Lac Minerals. Mr. Pegg has an in-depth knowledge of the Kirkland Lake Camp, and his international experience has brought a new perspective to the exploration effort. Using new geological concepts, he recommended a number of high-potential areas that are to be drilled.

 “Production at Macassa commenced in 1933, mining ore exclusively from the renowned Felsic Syenite Orebody. After several decades of mining, this important orebody appeared to bottom and finally terminate at a depth of 3,500 feet. Presently in the No. 2 Shaft - 2400 Level drilling program we are investigating the possibility that this ore zone may be making a re-emergence to the camp. Structural modeling has suggested that the original bottom to this orebody may in fact mark a previously unrecognized zone of elbowing in this ore system. If such a “plunge reversal” can be verified shallow depth mining at Macassa may be a new reality.”

Other consultants have also aided in the new exploration effort. In particular, George Nemcsok, former Chief Geologist at Macassa, has similarly identified numerous opportunities at the Kirkland Minerals boundary area and elsewhere. Indeed, as described in a previous news release (February 9th, 2004), the first hole drilled on his recommendation on the 3000 level also returned an ore-grade intersection of 0.89 ounces of gold over 2.0 feet (unknown TW). It is located 190 feet west of an intersection of 2.18 ounces of gold over 5.0 feet (unknown TW), and 100 feet west of an intersection of 0.32 ounces of gold over 5.0 feet (unknown TW). These results are thought to represent a flat-dipping Hangingwall vein.

The massive effort to place all data in a digital format is now yielding results. Over a year’s worth of digitizing mine openings and data entry work (drill holes) has culminated in the ability to identify new ore trends. Many high-grade intersections from drilling that took place long ago, can now be viewed on-screen in 3-D, and as a result, many of the intersections can be seen to line up. As rehabilitation of the levels take place, drilling of exploration targets, and definition drilling of known resource blocks will accelerate. Future drilling targets on the 24 level can also be seen in figure 1.

                                           The following table summarizes the new drill results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
24-158	NEW	407.9	416.3	0	011	0.95/8.4’=UNKNOWN TW (CUT) (OR 1.01/8.4’ UNCUT) VG
	INCLUDING	407.9	408.9	0	011	4.00/1.0’=UNKNOWN TW VG
	INCLUDING	415.3	416.3	0	011	4.33/1.0’=UNKNOWN TW VG
	NEW	344.4	345.4	0	011	3.59/1.0’=UNKNOWN TW VG

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern  Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.

The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

2475 LEVEL MACASSA MINE SHOWING
RESULTS OF DIAMOND DRILL HOLE 24-158
KIRKLAND LAKE GOLD INC.
10000 E
5000 E
N
W
E
S
CURRENT PROPOSED DRILL SITES FOR EAST END DEFINITION DRILLING
STOPES
POTENTIAL DRILL SITES TO FOLLOW UP ON DDH 24-158 INTERSECTIONS
15000 N
KIRKLAND MINERALS
MACASSA
4.00/1.0' AND 4.33/1.0'
= 0.95/8.4' (CUT)
=0.95/6.2' HMW
3.59/1.0'
=0.52/5.0' HMW (CUT)
2 SHAFT
DDH 24-158
0 N
0 E
200'
FIGURE 1
LEGEND
STOPES
LEVELS (UNDERGROUND DEVELOPMENT)
DIAMOND DRILL HOLE
CLAIM BOUNDARIES
HMW
HORIZONTAL MINING WIDTH
3.59/1.0'
ASSAYS RESULTS IN OUNCES GOLD PER TON OVER CORE LENGTH IN FEET
2475L_MAR2FINAL.CDR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	March 4, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

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C.

Preparation and Filing of Report

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.